RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

RECEIVED
2009 APR 22 P 2:26
OFFICE OF INTERNATIONAL

[redacted]

09045934

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 17, 2009

Exemption No: 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 17, 2009 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the said Exchanges for the quarter ended March 31, 2009.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

Jw 4/23

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 17, 2009

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 500390

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended March 31, 2009

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended March 31, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

April 17, 2009

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RELINFRA

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended March 31, 2009

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended March 31, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl.: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE INFRASTRUCTURE LIMITED

Scrip Code : 500390 | As on: March 31, 2009

Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerialised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a % of (A+B) (VI)	As a % of (A+B+C) (VII)	No of Shares Pledged (VIII)	As a % (IX) = (VIII)/(IV) *100
(A)	**Shareholding of Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals / Hindu Undivided Family	11	663378	663371	0.29	0.29	0	0.00
(b)	Central Government / State Governments	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	15	84365268	84363612	37.49	37.26	37238281	44.14
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	**26**	**85028646**	**85026983**	**37.78**	**37.55**	**37238281**	**43.79**
(2)	**Foreign**							
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**26**	**85028646**	**85026983**	**37.78**	**37.55**	**37238281**	**43.79**
(B)	**Public Shareholding**							
(1)	**Institutions**							
(a)	Mutual Funds /UTI	307	15362583	15319839	6.83	6.78	0	0.00
(b)	Financial Institutions/Banks	384	856571	840699	0.38	0.38	0	0.00

(c)	Central Government / State Governments	54	81043	4218	0.04	0.04	0	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00	0	0.00
(e)	Insurance Companies	25	45864058	45863687	20.38	20.26	0	0.00
(f)	Foreign Institutional Investors	591	35759166	35538623	15.89	15.79	0	0.00
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	0	0.00
(h)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (B)(1)	**1361**	**97923421**	**97567066**	**43.51**	**43.25**	**0**	**0.00**
(2)	**Non-Institutions**							
(a)	Bodies Corporate	6875	9969529	9852949	4.43	4.40	0	0.00
(b)	i. Individual shareholders holding nominal share capital up to Rs.1 Lakh.	1564257	29063437	23179600	12.91	12.84	0	0.00
	ii. Individual shareholders holding nominal share capital in excess of Rs.1 Lakh.	50	1543619	1502357	0.69	0.68	0	0.00
(c)	Any Other (Specify)							
1	Trustee	0	0	0	0.00	0.00	0	0.00
2	NRIs / OCBs	18122	1512397	1116526	0.67	0.67	0	0.00
	Sub -Total (B)(2)	**1589304**	**42088982**	**35651432**	**18.70**	**18.59**	**0**	**0.00**
	Total Public Shareholding B=(B)(1)+(B)(2)	**1590665**	**140012403**	**133218498**	**62.22**	**61.84**	**0**	**0.00**
	TOTAL (A) +(B)	**1590691**	**225041049**	**218245481**	**100.00**	**99.39**	**37238281**	**16.55**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**2**	**1382718**	**1381991**	**0.00**	**0.61**	0	0.00
	GRAND TOTAL (A)+(B)+(C)	**1590693**	**226423767**	**219627472**	**100.00**	**100.00**	**37238281**	**16.45**

- Physical shares pending for demat confirmation.

Reliance Infrastructure Limited

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder (II)	No of shares (III)	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above} (IV)	Shares Pledged or otherwise encumbered		
				No of Shares Pledged (V)	As a % (VI)=(V)/(III)* 100	As a % of grand total (A)+(B)+(C) of Sub-clause (I)(a)
1	AAA Project Ventures Private Limited	8 34 98 937	36.88	3 72 38 281	44.60	16.45
2	Reliance Capital Limited	1 653	0.00	0	0.00	0.00
3	Reliance Innoventures Private Limited	8 64 675	0.38	0	0.00	0.00
4	Kokila D Ambani	2 74 891	0.12	0	0.00	0.00
5	Anil D Ambani	1 39 437	0.06	0	0.00	0.00
6	JaiAnmol A Ambani	1 25 231	0.06	0	0.00	0.00
7	Tina A Ambani	1 23 812	0.05	0	0.00	0.00
8	Jaianshul A Ambani	7	0.00	0	0.00	0.00
9	Hansdhwani Trading Company Pvt Ltd	3	0.00	0	0.00	0.00
	TOTAL	**8 5028646**	**37.55**	**37238281**	**43.79**	**16.45**

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr. No.	Name of the shareholder	No. of shares		Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	LIFE INSURANCE CORPORATION OF INDIA			
	1.1.Lic Of India - Gratuity Plus	1 050		
	1.2.Lic Of India - Market Plus	11 70 150		
	1.3.Lic Of India Market Plus - 1	6 98 550		
	1.4.Lic Of India Money Plus	3 81 029		
	1.5.Lic Of India Money Plus - 1	75 000		
	1.6.Lic Of India-Child Fortune Plus	12 359		
	1.7.Life Insurance Corporation Of India	19		
	1.8.Life Insurance Corporation Of India	43		
	1.9.Life Insurance Corporation Of India	139		
	1.10.Life Insurance Corporation Of India	2 63 95 858		
	1.11.Life Insurance Corporation Of India - Bima Plus	2 38 633		
	1.12.Life Insurance Corporation Of India - Future Plus	1 40 000		
	1.13.Life Insurance Corporation Of India - Jeevan Plus	85 659		
	1.14.Life Insurance Corporation Of India - Profit Plus	10 51 942	3 02 50 431	13.36

Reliance Infrastructure Limited

Sr. No.	Name of the shareholder	No. of shares		Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
2	**RELIANCE CAPITAL TRUSTEE CO LIMITED**			
	2.1.Reliance Capital Trustee Co Limited	300		
	2.2.Reliance Capital Trustee Co Ltd	50		
	2.3.Reliance Capital Trustee Co Limited	1		
	2.4.Reliance Capital Trustee Co Limited	3		
	2.5.Reliance Capital Trustee Co Ltd	150		
	2.6.Reliance Capital Trustee Co Ltd A/C Reliancenri Equity Fund	60 000		
	2.7.Reliance Capital Trustee Co Ltd A/C-Relianceregular Savings Fund-Equity Option	3 00 000		
	2.8.Reliance Capital Trustee Co Ltd Reliance Equity Advantage Fund	4 25 000		
	2.9.Reliance Capital Trustee Co Ltd- Reliance Quant Plus Fund	13 500		
	2.10.Reliance Capital Trustee Co Ltd-Reliance Natural Resources Fund	20 66 398		
	2.11.Reliance Capital Trustee Co. Ltd. A/C Reliance Diversified Power Sector Fund	25 48 158		
	2.12.Reliance Capital Trustee Co.Ltd.A/C Relianceequity Fund	9 04 358		
	2.13.Reliance Capital Trustee Company Limited A/C Reliance Growth Fund	7 50 000		
	2.14.Reliance Capital Trustee Company Limited A/C Reliance Vision Fund	10 88 943	**81 56 861**	**3.60**
3	**QUANTUM (M) LIMITED**			
	3.1.Quantum (M) Limited	52 89 514		
	3.2.Quantum Endowment Fund N.V.	3		
	3.3.Quantum Fund N V	143		
	3.4.Quantum Fund N V	50		
	3.5.Quantum Fund N V	10		
	3.6.Quantum Fund N V	6		
	3.7.Quantum Fund N V	3	**52 89 729**	**2.34**
4	**THE NEW INDIA ASSURANCE COMPANY LIMITED**			
	4.1.The New India Assurance Company Limited	48 03 867		
	4.2.The New India Assurance Company Limited	50	**48 03 917**	**2.12**
5	**THE ORIENTAL INSURANCE COMPANY LIMITED**			
	6.1.The Oriental Insurance Company Limited	50		
	6.2.The Oriental Insurance Company Limited	33 37 194		
	6.3.The Oriental Insurance Company Limited	11	**33 37 255**	**1.47**
6	**GENERAL INSURANCE CORPORATION OF INDIA**			
	7.1.General Insurance Corporation Of India	15		
	7.2.General Insurance Corporation Of India	37		
	7.3.General Insurance Corporation Of India	31 00 251	**31 00 303**	**1.37**

Reliance Infrastructure Limited

Sr. No.	Name of the shareholder	No. of shares		Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above)
7	**JP MORGAN ASSET MANAGEMENT (EUROPE) S.A.R.L.A/C**			
	8.1 JP Morgan Asset Management (Europe) S.A.R.L.A	20 03 882		
	8.2. JP Morgan Asset Management (Europe) S.A.R.L.A	1 54 956		
	8.3. JP Morgan Chase Retirement Plan	15 094		
	8.4. JP Morgan Investment Management Inc A/C JP Mo	9 960		
	8.5. JP Morgan Asset Management Korea Company Limit	4 784		
	8.6. JP Morgan Indian Investment Trust Plc A/C JP mo	5 00 000		
	8.7. JP Morgan India Equity Fund	50 000	**27 38 676**	**1.21**
8	**ABU DHABI INVESTMENT AUTHORITY**			
	9.1. Abu Dhabi Investment Authority	26		
	9.2. Abu Dhabi Investment Authority	12		
	9.3. Abu Dhabi Investment Authority - Flamingo	2 42 000		
	9.4. Abu Dhabi Investment Authority - Fundaq	7 447		
	9.5. Abu Dhabi Investment Authority - Ganges	59 661		
	9.6. Abu Dhabi Investment Authority - Gulab	86 549		
	9.7. Abu Dhabi Investment Authority - Indent	94 161		
	9.8. Abu Dhabi Investment Authority - Jhelum	80 261		
	9.9. Abu Dhabi Investment Authority - Manly	2 84 199		
	9.10. Abu Dhabi Investment Authority – Mark	5 35 597		
	9.11. Abu Dhabi Investment Authority - Merlion	7 61 250		
	9.12. Abu Dhabi Investment Authority - Monsoon	2 37 970		
	9.13. Abu Dhabi Investment Authority – Roic	49 289		
	9.14. Abu Dhabi Investment Authority - Ssgain	1 05 273		
	9.15. Abu Dhabi Investment Authority -Way	88 873	**26 32 568**	**1.16**
9	**NATIONAL INSURANCE COMPANY LTD**		**22 68 728**	**1.00**
	Total		**6 25 78 468**	**27.64**

Reliance Infrastructure Limited

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	Category of Shareholders (Promoters / Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	N/A	-	0	0.00
	TOTAL			**0.00**

II(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para (I)(a) above}
1	GDR	460906	13 82 718	0.61
	TOTAL		**13 82 718**	**0.61**

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00
	TOTAL		**0**	**0.00**

Reliance Infrastructure Limited